FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 19, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Continues to Invest in Modernization of Siberian

Production Base

Moscow, February 19, 2004 – Wimm-Bill-Dann Foods OJSC (NYSE:WBD) today announced the installation of a new production line for the bottling of dairy products in plastic bottles (PAND) at Siberian Milk OJSC, Novosibirsk, the Company’s leading plant in the Siberian region. Total investment in the project amounted to 4 million Euros.

Two bottle blow-moulders produced by Urola (Spain) and a filler produced by ACMAGD (Italy) were installed at Siberian Milk OJSC, Novosibirsk, with ACMA-GD supplying and managing the overall line installation. The new line allows the bottling of dairy products in 0.9 liter and 0.45 liter bottles using ESL clean production technology. The production capacity of the bottle blow-moulding and filling line is 150 tons per day for 0.9 liter bottles and 90 tons per day for 0.45 liter bottles. This equipment allows the shelf life of fermented milk products to be extended up to 30 days.

The installation of this equipment enables Wimm-Bill-Dann to widen significantly the range of dairy products produced at the plant. The company plans to use this line to produce dairy products (milk, kefir, ryazhenka, drinking yogurt) under the Chudo, Domik v Derevne, Bio-Max and Neo brands.

These investments represent Wimm-Bill-Dann’s on-going modernization program across its production base. The project is aimed at meeting consumer demand and enhancing operating efficiencies through the introduction of world-class technology to dairy production.

- ends -

For further enquiries contact:

Olga Motovilova

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

www.wbd.com

e-mail: motovilova@wbd.ru

Marina Kagan

Shared Value Ltd

Phone: +44 20 7321 5019

Fax: +44 20 7321 5020

e-mail: mkagan@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines. In addition, the company received the Grand Prix for Best Overall Investor Relations in 2003 among small and mid-cap companies at the First Annual IR Magazine Russia Awards organized by IR Magazine and the Association of Investor Relations Professionals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:

/s/ Vladimir V. Preobrajensky

	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: February 19, 2004